MILLBURN RIDGEFIELD CORPORATION

411 WEST PUTNAM AVENUE GREENWICH, CT 06830 203-625-7554

October 1, 2007

By EDGAR and Overnight Mail

Linda VanDoorn Senior Assistant Chief Accountant
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Global Macro Trust (“Registrant” or “GMT” or the “company”); Form 10-K for the year ended December 31, 2006 & Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007; File no. 000-50102

Dear Ms. VanDoorn:

We are writing in response to your comment letter dated September 27, 2007 (the “Letter”), relating to the above-referenced filings. Registrant is responding to the Letter in the form of this correspondence, but is not amending the relevant disclosure in the above-referenced filings because the Letter only requested that the comment be addressed in future filings. Registrant’s future filings will omit the language that the Letter requested to be omitted. For your convenience, the comment included in the Letter is set forth verbatim below in italics, together with Registrant’s response thereto.

Form 10K

Exhibits 31.1, 31.2, and 31.3

1. Reference is also being make to the company’s Form 10-Q for the quarter ended on March 31, 2007 and June 30, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

In future filings we will not include the individual’s title at the beginning of the certification.

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MILLBURN RIDGEFIELD CORPORATION

Linda VanDoorn
Securities and Exchange Commission
October 1, 2007

As requested in the Letter, the company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities flaws of the United States.

* * * *

If you have further comments or questions or we may be of further assistance, please contact me at (212) 332-7300.

Sincerely,
/s/ Gregg Buckbinder
Gregg Buckbinder
Chief Financial & Operating Officer, Millburn Ridgefield Corporation, Managing Owner

cc:	James Biery Steven M. Felsenthal